Contact

www.linkedin.com/in/allischaper
(LinkedIn)

Top Skills

Social Skills
Friendly Personality
Task Driven

Languages

English (Full Professional)
Italian (Elementary)

Certifications

Certified Public Accountant

Honors-Awards

Deans List
Honors College

Alli Schaper

Co-Founder & CEO at Into The Multiverse // CPA
Los Angeles, California, United States

Summary

Alli Schaper is the CEO & Co-Founder of Into The Multiverse, an education-first ecosystem for all things fungi. She is most often caught talking about how can change the , and is passionate about the legalization of microdosing psychedelics for optimal human wellness.

Mushrooms are disrupting every single industry from consumer products to fashion, and have the potential to service the world with everything from reversing environmental damage to being the future of mental health. Into The Multiverse's mission is to rebrand functional mushrooms and encourage collaboration amongst the psychedelics industry.

Her team created the world's first functional mushroom marketplace, The Multiverse, alongside SuperMush, their in-house CPG brand. She is also the host of Into The Multiverse, a podcast for conversations with thought leaders and experts across everything from functional fungi to psychedelic medicine.

Alli is passionate about serving as an ally in bringing the future of psychedelics and microdosing to the mainstream wellness conversation. She has partnered and co-created experiences with 200+ wellness brands and is a trusted strategist and advisor across wellness and psychedelics. Her work has been featured in Forbes, National Geographic, Well+Good, Rolling Stone, Goop, Bloomberg and more.

Her passion for bringing microdosing psychedelics to the mainstream wellness conversation led her to collaboratively launch Microdosing Collective in 2022, a non-profit organization dedicated to education on the benefits of legalizing microdosing psilocybin for optimal human wellness. Alli is a Certified Public Accountant and holds a Masters in Accounting from UT Austin.

“Your life is before you. Fill these pages with kind deeds, matters of your heart, things that matter. Live a life of significance. Don’t read your life, write your life.” - Someone Wise

"I don't know where I'm going from here, but I promise it won't be boring..." - David Bowie

Connect with me on IG :) @allischaper

Experience

Into The Multiverse, Inc.
3 years 1 month

Co-Founder & CEO
June 2020 - Present (3 years 1 month)
Los Angeles, California, United States

Step into The Multiverse.

Into The Multiverse is an education-first ecosystem for all things fungi. @multiverse, @supermush, @intothemultiverse.

Into The Multiverse is an education-first ecosystem for all things fungi with the mission to make functional mushrooms sexy and encourage collaboration amongst the psychedelics industry. Into The Multiverse has created Multiverse, the world's first functional mushroom marketplace, and SuperMush, our in house consumer brand.

Into The Multiverse has raised $2.5 million from leading venture firms including Humans, Dispact Ventures and Vibrant Ventures.

Podcast Host
October 2021 - Present (1 year 9 months)
Los Angeles, California, United States

Welcome to The Multiverse, where we believe mushrooms can actually save the world, and that if humans mirrored the magic and wisdom of the fungi kingdom, we'd have a far more joyous and connected planet.

Every week, we'll be meeting with thought leaders and experts to extract the best insights and stories across everything from functional fungi, psychedelic

medicine, and so mush more. Thanks for listening, step Into The Multiverse with us.

Microdosing Collective
Co-Founder & Board Member
October 2021 - Present (1 year 9 months)
Los Angeles, California, United States

Non-profit dedicated to educating on the benefits of legalizing microdosing psychedelics for optimal human wellness.
Our world is facing a mental health pandemic, with more than 1/8th of the global population suffering from a clinical indication. Based on cutting-edge scientific research, rigorous case studies from various organizations, and our own beneficial experiences, we believe microdosing is a beneficial tool: both to better the well and to offer relief to those on traditional psychotropic medications.
Microdosing psychedelics has made a profound impact on countless individuals. Yet, limited research exists on the benefits of low-dose psychedelic use due to regulatory challenges and the novelty of such an approach. Almost all current psychedelic policy focuses on psychedelic-assisted psychotherapy using consciousness-altering doses.
Policies around psychedelic legalization do not differentiate based on dosage, which is a major oversight. Microdoses require a different context due to their sub-perceptual nature. For that reason, the practice of microdosing requires unique regulatory policies to accurately reflect the different ways in which it is used. By forming a policy around microdosing, we intend to increase accessibility to the benefits of intentional psychedelic use.

Each member of this collective has either been personally positively impacted by or supports broader access to the practice of microdosing psilocybin mushrooms with a structured supplement protocol and a clear intention for optimal well-being.
The Microdosing Collective wants to create momentum around changes to state and federal policy to support the legalization of microdosing. We recognize that microdosing supplements are already being sold in many jurisdictions worldwide yet majority of commerce is unregulated and black market. We believe every human, if they wish, should be able to access microdosing medicine in a trustworthy and safe manner, with vetted and lab-tested products.

M.E.S.H. - Meet Extraordinary Souls Here
Co-Founder
September 2019 - Present (3 years 10 months)
Greater New York City Area

"I believe in the unlimited potential of aggregating open-minded and passionate people, and have made it a mission to continuously diversify my mental portfolio through community building initiatives like M.E.S.H."

M.E.S.H. is a community-building initiative focused on intentional connections. We foster curated experiences under the basic premise that when you gather amazing humans in a thoughtful way, epic things happen.

Created under the theory of intentional randomness, the magic of M.E.S.H. is the flavor of mystery from unknown strangers waiting to become friends. While you won't know what to expect prior to attending, you can be sure to leave more inspired than when you walked in, knowing that you will Meet Extraordinary Souls Here.

Zigii
Founder
March 2019 - September 2020 (1 year 7 months)
Greater New York City Area

Zigii was built upon the pillars of collaboration and community, and we like to describe ourselves as a ”community in a tube”. We seek out like-minded brands and clients with unique stories that share our mission to bring joy and wellness into the world. We partner with mission-driven brands to curate the best wellness bundles on the market. Our goal is to leave every Zigii customer inspired through incredible products that deserve to be recognized.

Our ethos is to empower people to #LiveMoreCompromiseLess, and one of our guiding lights is the Dalai Lama quote when he's asked what most surprises him about humanity. He responds with 'Man, because he sacrifices his health in order to make money. Then he sacrifices money to recuperate his health.' I think there's no greater truth than this, as we live in a world where there's an unfortunate mentality that the hustle of life forces us to neglect our well-being.

What we do:
1. Shop the best wellness products in the market, and send some love to those you can't be in person with through a Zigii wellness bundle.

2. Zigii is dedicated to connecting employees and employers. We're helping leading companies stay connected and show that they care by shipping our curated gift bundles full of the best wellness products in the market directly to employees homes.

Consultant / Self-Employed

Wellness Brand & Strategy Consultant

October 2019 - August 2020 (11 months)

New York, New York, United States

Over the last few years I have built a robust network of 200+ leading DTC brands and experts in the wellness market. Experience as a wellness tech entrepreneur and background in corporate innovation consulting has given me expertise in evaluating and advising across the wellness industry.

I consult with CPG brands, wellness travel companies, hospitality organizations, and corporate wellness programs on:
- How to effectively market and position CPG products
- Building community around a wellness-centric brand
- Experience design and creative strategy around lean startup operations
- Brand curation and sponsorship coordination for gifting and events

EY

Consultant

September 2017 - April 2019 (1 year 8 months)

Greater New York City Area

Digital Industries Consultant, Specializing in Business Model Strategy & Innovation.
Industry Experience: Retail Pharmacy, Healthcare Insurance, Power & Utilities, Financial Services.

My most recent focus area with the firm has been working directly with Americas Advisory and FSO Innovation Leader and team at EY's main Wavespace center in Union Square. Our work is centralized on industrializing and activating innovation. We solve for internal inefficiencies and fund new solutions to scale firm-wide by embracing digital and emerging technologies within all of our service lines.

Roles and applicable skillsets:
-Value chain reconstruction research
-Change management

-Video production and persona development
-Digital strategy in response to tech disruption and convergence across traditional industry lines
-Innovation operation strategy
-Disruption research and earnings performance tracking
-Experience in creative content production through applications like Instant Magazine and Mural in order to facilitate engaging and interactive conversations with clients on the future of their respective industries
-Software implementation strategy

EY
1 year 2 months

FSO Advisory
July 2015 - August 2016 (1 year 2 months)
Sydney, Australia

•Selected as one out of 60 employees to work on international rotation through EY's Global Experience program
•Consulted with clients on operational risk and regulatory compliance

Media and Entertainment Advisory Intern
June 2016 - July 2016 (2 months)
Tampa, Florida

•Consulted on engagements with top Forbes Global 2000 media and entertainment companies

BKD CPAs & Advisors
Marketing and Assurance
June 2015 - August 2015 (3 months)
Dallas/Fort Worth Area

-marketing coordinator for The Dallas 100 competition tracking fasted growing companies by top line revenue and headcount expansion

Clyde's and Costello's
Bartender
2009 - May 2013 (4 years)
Tallahassee, Florida Area

Education

The University of Texas at Austin

Master’s Degree, Master in Professional Accounting

Florida State University
Bachelor's degree, Accounting

Florida State University
Bachelor's Degree, Marketing